Satcon Technology Corporation

25 Drydock Avenue

Boston, MA  02210-2377

September 7, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	Satcon Technology Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-11512

Dear Mr. James:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed on August 9, 2012 (the “Form 10-Q”), as set forth in a letter dated August 23, 2012 to Aaron M. Gomolak (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Liquidity and Capital Resources, page 46

Comment No. 1

We note your disclosure that you believe that “[y]our business will generate sufficient cash to enable [you] to fund operations through at least June 30, 2013.”  We note, however, that as of June 30, 2012 you had a working capital deficit of approximately $7.0 million and that you may be in default under your line of credit on September 15, 2012 unless you have “minimum liquidity” on and after that date of $15.0 million.  Given that “minimum liquidity” under your line of credit is defined as cash on deposit with the bank plus availability under the loan agreement, it appears that your liquidity as of June 30, 2012 for purposes of the line of credit was approximately $12.6 million ($25.0 million available under the line of credit minus $15.4 million outstanding under the line of credit, plus approximately $3.0 million in cash, assuming all of your cash is on deposit with the bank) indicating that you need to generate and hold at least an additional $2.4 million in cash by September 15, 2012 to remain in compliance with your amended line of credit.

We also note from your contractual obligations table on page 47 that you are required to make total payments of $19,962,016 by the end of the year.  Given your history of net losses, current working capital deficit and need to generate and hold additional cash in order to maintain your credit facility, please provide us with an analysis as to why you believe your business will generate sufficient cash to fund operations through at least June 30, 2013.  In this regard, we note your statement in your August 8, 2012 earnings call that you will be “focusing on selling through inventory” and generating $15 to $20 million out of the balance sheet.

Response to Comment No. 1

The Company regularly forecasts its financial results, and in connection with its filing of the June 30, 2012 Form 10-Q, the Company forecasted financial results for the next four quarters and analyzed cash flows in detail.  The following chart summarizes our six-quarter trend of Cash Flow from Operations:

Along with the recent restructuring and other cost cutting measures implemented, the Company has made consistent progress over the past four quarters decreasing its expense structure and its total liabilities.  Through June 30, 2012, the Company has generated over $3.0 million in cash from operations on a year-to-date basis.  As the Company looks ahead to the next twelve months as of September 7, 2012, the Company believes it will meet its forecasts based on the assumptions outlined below:

•                  Based on the reported backlog and the award letters for future revenue received, total revenues should increase sequentially beginning in the fourth quarter of 2012.  The Company reported backlog of $39.2 million and has received an additional $15.0 million of award letters.  Most of the product relating to this backlog and award letters will ship between the third quarter of 2012 and the first quarter of 2013.  In addition, the Company continues to book and ship orders with short lead times of approximately four to six weeks.  The combination of this backlog, the award letters and the book and ship business is expected to generate more than sufficient cash flow to meet the Company’s outstanding liabilities and may be sufficient to reduce debt and accounts payable.

•                  During the first six months of 2012, and with the shift to full outsourced contract manufacturing, the Company has shown improved gross margins.  Gross margins over the next few quarters should remain higher than 2011 and the first quarter of 2012.  The improvement is forecasted based on an aggressive material cost reduction program, and as evidenced by the closure of its Canadian manufacturing facility.

•                  The 2012 year-to-date operating expenses of $24.7 million are down significantly from $40.1 million one year ago.  Operating expenses should continue to decrease.  The Company expects operating expenses of approximately $9.0 million per quarter going forward beginning with the third quarter.

•                  The Company plans to continue to reduce inventory by focusing efforts on selling through existing inventory.  The Company has put in place commercial programs, including reduced unit volume pricing, to move existing inventory.  On the technical side, the Company has a full-time development team working on implementing a technical modification to its product targeted for the Chinese market.  This technical change should allow the Company to sell in the Chinese market the majority of its existing Powergate product inventory that was originally procured for the European market and the expense for which has been previously paid or accrued.  The Company expects to receive certification for this technical change within the next 45 days.  The effect of the commercial program and technical change is expected to lower gross inventory by approximately $15.0 million over the next nine to twelve months.  The anticipated sale of this inventory is expected to bring approximately $10.0 to $12.0 million of net cash into the Company that can be used to further reduce debt and accounts payable.

As noted in the Form 10-Q, the Company does not expect that it will meet the minimum liquidity requirement in its credit facility as of September 15, 2012.  In light of the potential non-compliance with this financial covenant under the credit facility and as assumed in the Company’s forecast the Company is pursuing three paths to ensure adequate liquidity through June 30, 2013 as follows:

•                  As disclosed in the Form 10-Q and discussed on its earnings call, the Company has engaged Lazard Frères & Co. as its financial advisor. Together, we are seeking a potential financial investment into the Company and simultaneously a strategic investment via another company.

•                  The Company is currently in the due diligence process with a new asset-based lender, with the expectation that this lender would replace the Company’s current line of credit that would contain financial covenants more favorable to the Company.

•                  The Company is currently working with its existing lender to obtain a waiver of compliance with the minimum liquidity covenant for between 30 and 60 days.  The Company’s current lender is aware of the Company’s discussions with potential investors and the alternate lender, and has expressed interest in granting a waiver to allow for sufficient time to close one or both deals mentioned above.

In addition, of the approximately $20.0 million of payments due by the end of the year, approximately $6.3 million relates to a convertible subordinated note which the Company expects will be satisfied by the issuance of shares of its common stock as permitted by the terms of that note.  The Company expects to satisfy the remaining $13.7 million of payments due by the end of the year through cash flow from operations described above, and potentially drawing additional funds from our existing, or refinanced, $25.0 million line of credit facility.  The Company currently uses this line of credit to manage week-to-week cash flow fluctuation and to fund working capital, as the Company expects revenue growth beginning in the fourth quarter of 2012.

Based on its forecasts and the assumptions noted above, the Company continues to believe that it will generate sufficient cash to fund operations through at least June 30, 2013.  The validity of these assumptions is reinforced by the progress the Company has made over the last two quarters on gross margin improvement, operating expense reduction and inventory reduction.  The Company also expects to continue to have access to its existing line of credit (or other alternative, as discussed above) to assist it in managing its cash flow and working capital.  In the future, should circumstances underlying the Company’s analysis change, the Company would ensure that its liquidity and capital resources disclosure would appropriately reflect such changes.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2495.

Sincerely,

/s/ Aaron M. Gomolak
Aaron M. Gomolak
Chief Financial Officer